EXHIBIT 4


FOR IMMEDIATE RELEASE                       May 28, 1997

RESEARCH, INCORPORATED                      Contact:  Richard L. Grose
6425 Flying Cloud Drive                     Research, Inc. Treasurer
Eden Prairie, Minnesota  55344              (612) 829-8311

NASDAQ SYMBOL: RESR

Research, Inc. announced today the repurchase of 237,519 shares of Research, Inc. common stock from Mary Ellen Abramson and the Estate of Andrew (Ed) E. Abramson for a per share price of $6.45. After this repurchase, the Company now has 968,424 shares outstanding. The Company paid half of the purchase price in cash today and will pay the remaining amount in early 1998. Ed Abramson was a founder of the Company, CEO and a Director for many years. Mr. Abramson passed away in June 1996.

         "The Company acquired these shares because of its belief that a sale of a block this size had the potential to significantly depress the price of the Company's common stock in the market. I expect the redemption to have a favorable effect on earnings per share and book value per share, which is consistent with the Company's commitment to enhancing shareholder value," said Claude Johnson, Research, Inc.'s President and CEO.

Research, Inc. is located in Eden Prairie, Minnesota and manufactures industrial electronic controls and radiant heating equipment. A subsidiary, Research, Incorporation, Ltd., operates as a manufacturing site and European Sales Office in Humberside, England.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE RISKS AND UNCERTAINTIES THAT HAVE AN IMPACT ON EARNINGS PER SHARE AND BOOK VALUE PER SHARE INCLUDE THE EFFECTIVENESS OF NEW PRODUCT INTRODUCTIONS, THE PRODUCT MIX OF SALES, THE AMOUNT OF SALES GENERATED OR VOLATILITY IN THE MAJOR MARKETS, COMPETITION AND GENERAL ECONOMIC CONDITIONS.